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                 January 10, 2022

       Nicole Conboy
       Chief Administrative Officer
       Greenrose Holding Co Inc.
       111 Broadway
       Amityville, NY 11701

                                                        Re: Greenrose Holding
Co Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on January 4,
2022
                                                            File No. 333-262003

       Dear Ms. Conboy :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot 202-551-3442 at with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Guy Molinari